

October 22, 2010

Richard Shields
Chief Financial Officer
Washington Banking Company
450 SW Bayshore Drive
Oak Harbor, Washington 98277

  Re: **Washington Banking Company**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 12, 2010
     Form 10-Q for the Quarters Ended March 31, 2010
     Filed May 7, 2010
     Form 10-Q for the Fiscal Quarter Ended June 30, 2010
     Filed August 6, 2010
     File No. 000-24503

Dear Mr. Shields:

  We have reviewed your response letter dated August 4, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2010

Condensed Consolidated Statements of Financial Condition, page 1

1.   We note you classify loans covered by the shared-loss agreement with the FDIC in a
        separate line item called "Covered Loans" on page 1. Please revise your future interim
        and annual filings to present the line item "Covered Loans" before the allowance for loan
        losses line item and subtotal for "Total loans, net" on the face of the balance sheet.

Notes to Condensed Consolidated Financial Statements

Note (3) Business Combinations

FDIC Indemnification Asset, page 11

2.   We note your disclosure that you are accreting into noninterest income the difference
        between the present value of cash flows and the undiscounted value of cash flows you
        expect to collect from the FDIC over the life of the indemnification asset. Please tell us
        how you determined it was appropriate to accrete the difference due to the time value of
        money and reference the accounting guidance you relied upon. In addition, please tell us
        and disclose in future filings the portion of the $0.79 million accretion on page 15 that
        relates to this accounting treatment.

Note (5) Covered Assets and FDIC Indemnification Asset

(c) FDIC Indemnification Asset, page 15

3.   We note your disclosure that adjustments to the indemnification asset due to changes in
        expected cash flows are measured on the same basis as the related covered loans and
        covered other real estate owned. Please tell us and revise your future filings to be more
        specific with respect to how and when adjustments to the indemnification asset are
        recognized. For example, when cash flow estimates are adjusted upward, explain
        whether you are accreting those adjustments over the life of the related covered loans.
        Additionally, when cash flow estimates are adjusted downward, explain whether you are
        recognizing the impairment immediately in income.

Note (9) Fair Value Measurements, page 19

4. We note your response to prior comment 4 from our letter dated July 21, 2010, and your disclosure on the valuation of impaired loans on page 21. Please revise future filings to include enhanced disclosures on your appraisal process similar to the discussion provided in your response.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies

Acquired Loans, page 25

5. We note your disclosure on page 25 that you accounted for all acquired loans from the FDIC assisted acquisition of City Bank under ASC 310-30. In addition, we note that you aggregated the acquired loans into 18 pools based on common risk characteristics. Please address the following regarding your application of ASC 310-30:

- Tell us and revise your disclosures in future filings to more clearly explain how you determined the purchase loans that were subject to ASC 310-30. Also tell how you determined that separate identification of your credit impaired purchased loans that were subject to ASC 310-30 from your non-credit impaired purchased loans that were not subject to ASC 310-30 was not required.

- Tell us and disclose in detail how you segregated the acquired loans into 18 pools for accretion and impairment testing purposes. Tell the basis for segregation of the pools. Identify the specific loan characteristics that were used for segregation. Identify whether performing and nonperforming loans were separately segregated.

- Tell us and disclose the amount of loans that were performing versus nonperforming as of the acquisition date for each loan category.

- Please tell us the specific information you reviewed at the individual loan level in order to determine that you would not be able to collect all contractually required payments pursuant to ASC 310-30-05.

- In cases where you may have determined that a loan evidenced impairment even though it was performing under the terms of the loan agreement, please tell us in detail how you determined that the loan exhibited signs of credit deterioration such that you would not be able to collect all contractually required payments under ASC 310-30. Identify the information you relied on in making that determination.

Financial Condition Overview

Covered Loans, page 34

6. We note from your disclosure on page 34 that covered loans are excluded from your loan portfolio composition table. Please revise future interim and annual filings to either include the covered loans in this tabular disclosure or present a similar table for your covered loans.

Credit Risks and Asset Quality

Credit Risks, page 34

7. We note your disclosure on page 35 that covered loans and other real estate owned are not reflected in any of the amounts or asset quality measures including ratios provided in your asset quality tabular disclosure. We believe a best practice would be to present this information gross, including the FDIC covered assets, with transparent quantification of the amount of covered assets included as well as quantification of the impact the covered assets have on the data. As such, please revise future interim and annual filings to present this information gross with accompanying additional disclosures relating to the covered assets.

8. We note your disclosure on page 35 that non-covered impaired loans totaled $5.58 million at June 30, 2010 and $3.40 million at December 31, 2009. Please revise future interim and annual filings to include the following disclosures required by ASC 310-10-50-15:

    *   The amount of impaired loans for which there is a related allowance for credit losses and the amount of that allowance;
    *   The amount of impaired loans for which there is no related allowance for credit losses determined;
    *   A narrative description of your policy for recognizing interest income on impaired loans, including how cash receipts are recorded; and
    *   Your average recorded investment in impaired loans during each period for which results of operations are presented.

9. We note your response to prior comment 8 from our letter dated July 21, 2010, and your non-performing assets disclosure on page 35. In addition, we note from your disclosures on page 36 that your allocation of the allowance to real estate mortgage declined from December 31, 2009 to June 30, 2010 even though 51% of your charge-offs for the six months ended were in real estate. In an effort to bridge the gap between observed changes

in non-performing loans with the allocation of your allowance for loan losses and charge-offs during the period, please revise your future filings to provide an enhanced discussion of your non-performing loans so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end.

Allowance for Loan Losses, page 35

10.   We note your response to prior comment 9 from our letter dated July 21, 2010, and your formula allowance disclosures on page 35. In addition, we note you ran the previous and current model at both December 31, 2009 and March 31, 2010 and determined that there was no material difference in the results. Please revise your future filings to disclose the changes and improvements made in your formula allowance methodology at March 31, 2010, similar to that provided in your response. Please provide us with your proposed disclosures.

11.   We note from your allocation of the allowance for loan losses disclosure on page 36 that the percentage of loans column excluded covered loans. In addition, it is not clear from your allowance rollforward how you considered the effect of the loss sharing agreement on your provision for loan losses. Please revise your percentage of loans column in your allocation table to include covered loans in future interim and annual filings. In addition, for your allowance for loan losses roll forward please clearly show the effect the loss sharing agreement had on your provision for loan losses. For example, include a separate line item quantifying the provision before expected reimbursements from the FDIC.

You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief